GREG MANNING AUCTIONS, INC.
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Larry Crawford                                                775 Passaic Avenue
Chief Financial Officer                          West Caldwell, New Jersey 07006
Executive Vice President                     Phone 800-221-0243  -  973-882-0004
lcrawford@gregmanning.com                                       Fax 973-882-2981
                                                             www.gregmanning.com




January 26, 2005


VIA EDGAR
---------

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Attention:    Deborah A. Wilson, Staff Accountant
              Monica Brame, Staff Accountant

                  Re:   Greg Manning Auctions, Inc.
                        10-K for the year ended June 30, 2004
                        File No. 1-11988

Ladies and Gentlemen:

      Greg Manning Auctions, Inc. (the "Company" or "GMAI") is providing its responses to the additional comment from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC"), by letter dated January 11, 2005.

      Form 10-K filed September 10, 2004
      ----------------------------------

      Notes to Consolidated Financial Statements, page 37
      ---------------------------------------------------

      (1) Description of Business and Summary of Significant Accounting Policies
      --------------------------------------------------------------------------

      Inventories, page 39

      We noted your response to comment 6. What factors determine whether a certain inventory item falls under the specific identification method versus using an estimate to write-down inventory based on a percentage of the inventory aging by category? Also, clarify for us whether items are subject to a write-down under both methodologies. Please include support for your accounting in using both methodologies.


As we disclosed, our inventories are stated at the lower of cost or market ("LCM"), which reflects management's estimates of net realizable value. Inventories are accounted for under the specific identification method.


                  Trusted By Serious Collectors ....Worldwide
                              NASDAQ symbol: GMAI

GREG MANNING AUCTIONS, INC.



In instances where bulk purchases are made, the cost allocation is based on the estimated market values of the respective goods. The Company periodically reviews the age and turnover of its inventory to determine whether any inventory has declined in value and incurs a charge to operations for such declines. The Company records write-downs based on two methodologies; specific write-downs on certain items based on declines in the marketplace, and estimated write-downs based on a percentage of the inventory aging by category type, unless the Company implores a marketing strategy to sell goods over time.

The factors which determine whether certain inventory items are written down under the specific identification method generally include the supplies of these collectibles available in the market place, the popularity of these collectibles, competition among dealers and merchants of collectibles and market conditions. When conditions are unfavorable for specific inventory items we adjust these items to an estimate of net realizable value for that specific item.

We generally provide an estimated write-down based upon a percentage of inventory aging by category type. We have performed quantitative analysis by collectible type and have determined the following percentages:

      Stamps
      ------

      Aged for greater than 1years          25%
      Aged for greater than 2 years         50%
      Aged for greater than 3 years        100%

      Sports
      ------

      Aged for greater than 3 years        100%
      Aged for greater than 2 years         50%

The coins category is not included in the above because coins inventory generally turns several times a year. Accordingly a specific allowance is provided for when necessary.

The exception to the above aging methodology is if we have employed a strategic marketing plan, based upon our knowledge of the industry and marketplace, that certain inventory, which is held longer than one year in order to avoid flooding the market, and potentially depressing the selling price is excluded from this methodology. This inventory is reflected as long-term in our financial statements. However if factors change, we will consider these amounts in our methodology in the future. Generally, if an item has a specific reserve it is excluded from the aging methodology.

At June 30, 2004 and 2003, the above inventory amounts reflect net realizable ("LCM") allowances of $1,439 and $1,885, respectively. The percentages of this allowance to total inventory are approximately 3% and 10% for the years ended June 30, 2004 and 2003 respectively. We believe our methodology is consistent with Accounting Research Bulletin No. 43 and our inventories are stated at the lower of cost or market.

                   ------------------------------------------

GREG MANNING AUCTIONS, INC.




      Should you have any questions in regard to this response, please call me at 973-882-0004.



                                    Very truly yours,


                                    /s/ Larry Crawford
                                    -----------------------
                                    Larry L. Crawford


cc:   Mr. Greg Manning